UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

(Name of Subject Company (Issuer))

VimpelCom Ltd.

Telenor East Invest AS

Telenor Mobile Holding AS

Telenor ASA

Altimo Holdings & Investments Limited

CTF Holdings Limited

Crown Finance Foundation

(Name of Filing Person—(Offeror))

Common Shares, 0.005 roubles nominal value

Preferred Shares, 0.005 roubles nominal value

(Title of Class of Securities)

68370R 10 9

(CUSIP Number of Class of Securities)

Yuri Musatov Altimo Holdings & Investments Limited Str.Novy Arbat, build.21 GSP-2 119992 Moscow, Russia +7 495 981 4449	Alexander Izosimov VimpelCom Ltd. Strawinskylaan 3051 1077 ZX Amsterdam, the Netherlands +31 20 301 2240	Bjørn Hogstad Telenor ASA Snarøyveien 30 N-1331 Fornebu, Norway +47 97 77 8806 with copies to

Pranav L. Trivedi Richard L. Muglia Lorenzo A. Corte Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street, Canary Wharf London E14 5DS United Kingdom +44 20 7519 7000	Peter S. O’Driscoll Orrick, Herrington & Sutcliffe LLP 107 Cheapside London EC2V 6DN United Kingdom +44 20 7862 4600

(Name, Addresses and Telephone Numbers of Persons

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
US$17,640,672,853.3	US$1,257,779.97

(1)

Estimated for purposes of calculating the amount of the filing fee only. This amount is based upon (a) the product of (i) 51,281,022 OJSC VimpelCom common shares, including those shares issued in the form of American Depositary Shares, estimated to be acquired by VimpelCom Ltd. upon consummation of the Offers if all such OJSC VimpelCom common shares and OJSC VimpelCom American Depositary Shares are acquired in the U.S. Offer, (ii) 20, because each OJSC VimpelCom American Depositary Share is equivalent to one-twentieth of one OJSC VimpelCom common share, and (iii) the average of the high and low sales prices of OJSC VimpelCom American Depositary Shares reported on the New York Stock Exchange on February 5, 2010, US$17.20 per ADS; and (b) 6,426,600 OJSC VimpelCom preferred shares estimated to be acquired by VimpelCom Ltd. upon consumption of the Offers if all such OJSC VimpelCom preferred shares are acquired in the U.S. Offer and the U.S. dollar equivalent of RUB 0.005 (which is approximately US$0.00017 at the exchange rate as of February 5, 2010), which represents the par value of an OJSC VimpelCom preferred share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, equals 0.0000713 of the transaction valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the form or schedule and the date of its filing:

Amount Previously Paid: US$1,257,779.97

Form or Registration No: Form F-4

Filing Party: VimpelCom Ltd.

Date Filed: February 8, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☒	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by VimpelCom Ltd., Telenor East Invest AS, Telenor Mobile Holding AS, Telenor ASA, Altimo Holdings & Investments Limited, CTF Holdings Limited and Crown Finance Foundation (collectively, the “Reporting Persons”) and relates to an exchange offer (the “U.S. Offer”) by VimpelCom Ltd. to acquire (i) all of the outstanding common and preferred shares (the “OJSC VimpelCom shares”) of Open Joint Stock Company “Vimpel-Communications,” a Russian open joint stock company (“OJSC VimpelCom”), that are held by U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934), and (ii) all of the outstanding American Depositary Shares of OJSC VimpelCom (the “OJSC VimpelCom ADSs”), each representing one twentieth of an OJSC VimpelCom common share, from all holders, wherever located. The U.S. Offer is being made on the terms and subject to the conditions set forth in the prospectus filed by VimpelCom Ltd. on February 8, 2010 (the “Prospectus”) attached hereto as Exhibit (a)(4)(i) and incorporated herein by reference, and the related ADS Letter of Transmittal and Share Acceptance Form attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, and incorporated herein by reference. Concurrently with the U.S. Offer, VimpelCom Ltd. is making an offer to all holders of OJSC VimpelCom shares, wherever located (the “Russian Offer,” and together with the U.S. Offer, the “Offers”), pursuant to a separate offer document in accordance with the voluntary tender offer rules of the Russian Federation. The Offers are made subject to the local laws and regulations applicable to the holders of such securities and are only capable of being accepted if local laws permit a holder to participate in the relevant offer. Unless otherwise defined herein, capitalized terms used in this Schedule TO shall have the meaning given to them in the Prospectus.

This Schedule TO amends and supplements Amendment Nos. 51 and 52 to Schedule 13D filed by Telenor East Invest AS, Telenor Mobile Holdings AS and Telenor ASA on October 5, 2009, and January 14, 2010, respectively, and Amendment Nos. 38 and 41 to Schedule 13D filed by Eco Telecom Limited, Altimo Holdings & Investments Limited, CTF Holdings Limited and Crown Finance Foundation on October 5, 2009, and January 14, 2010, respectively.

Item 1.	Summary Term Sheet

The information required by Item 1001 of Regulation M-A is set forth in the sections of the Prospectus entitled “Questions and Answers About the Offers” and “Prospectus Summary” and is incorporated herein by reference.

Item 2.	Subject Company Information

(a) The information required by Item 1002(a) of Regulation M-A is set forth in the sections of the Prospectus entitled “Prospectus Summary – The Companies – OJSC VimpelCom” and “Information About OJSC VimpelCom” and is incorporated herein by reference.

(b) The information required by Item 1002(b) of Regulation M-A is set forth in the sections of the Prospectus entitled “Prospectus Summary – The Companies – OJSC VimpelCom” and “The Offers – The U.S. Offer and the Russian Offer – The Dual Offer Structure” and is incorporated herein by reference.

(c) The information required by Item 1002(c) of Regulation M-A is set forth in the section of the Prospectus entitled “Market Price and Dividend Information – Market Price Information” and is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

The information required by Items 1003(a)-(c) of Regulation M-A is included as Annex A to this Schedule TO.

Item 4.	Terms of the Transactions

The information required by Item 1004(a) of Regulation M-A, except for the information required by Item 1004(a)(1)(ix), which is not applicable, is set forth in the sections of the Prospectus entitled “The Offers,” “Share Capital, Corporate Governance and Shareholders Rights,” “Background and Reasons for the Offers – Accounting Treatment” and “Material Tax Consequences” and is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a) The information required by Item 1005(a) of Regulation M-A is set forth in the section of the Prospectus entitled “Information about OJSC VimpelCom – Related Party Transactions” and is incorporated herein by reference.

(b) The information required by Item 1005(b) of Regulation M-A is set forth in the sections of the Prospectus entitled “Background and Reasons for the Offers – History of Negotiations, Transactions, Agreements and Material Contacts” and “Background and Reasons for the Offers – Chronology of the Decision-Making Process for the Offers” and is incorporated herein by reference.

Item 6.	Purposes of the Transactions and Plans or Proposals

The information required by Item 1006(a) of Regulation M-A is set forth in the section of the Prospectus entitled “Background and Reasons for the Offers – Reasons for the Offers” and is incorporated herein by reference.

The Information required by Items 1006(c)(1)-(5) of Regulation M-A is set forth in the sections of the Prospectus entitled “Background and Reasons for the Offers – Plans or Proposals” and “The Offers – Effects of the Offers and the Russian Squeeze-out Proceedings” and is incorporated herein by reference.

The information required by Items 1006(c)(6) and (7) of Regulation M-A is set forth in the section of the Prospectus entitled “The Offers – Delisting of the OJSC VimpelCom ADSs and Termination of Exchange Act Reporting Obligations” and is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

The information required by Items 1007(a), (b) and (d) of Regulation M-A is set forth in the sections of the Prospectus entitled “Background and Reasons for the Offers – Source and Amount of Funds” and “Information About VimpelCom Ltd. – Liquidity and Capital Resources” and is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company

(a) The information required by Item 1008(a) of Regulation M-A is set forth in the sections of the Prospectus entitled “Background and Reasons for the Offers – Who is Making the Offers” and “Information About VimpelCom Ltd. – Directors and Officers” and is incorporated herein by reference.

Eco Telecom Limited, a subsidiary of Altimo Holdings & Investments Limited, owns 18,964,799 OJSC VimpelCom common shares, which represents approximately 37.0% of the outstanding OJSC VimpelCom common shares, and 6,426,600 OJSC VimpelCom preferred shares, which represents 100% of the outstanding OJSC VimpelCom preferred shares. Taking into account the voting rights of the OJSC VimpelCom preferred shares, Eco Telecom Limited owns approximately 44.0% of OJSC VimpelCom’s outstanding voting shares. Eco Telecom Limited’s principal business address is 9/3a International Commercial Centre, Casemates Square, Gibraltar.

(b) On September 9, 2008, Alexander Izosimov, VimpelCom Ltd.’s Chief Executive Officer, sold a put option on the Chicago Board Options Exchange obligating him to buy 25,000 OJSC VimpelCom ADSs (equivalent to 1,250 OJSC VimpelCom common shares) at an exercise price of US$20.00 per OJSC VimpelCom ADS. The put option was exercised in accordance with its terms on January 15, 2010, and Mr. Izosimov purchased the OJSC VimpelCom ADSs on the New York Stock Exchange at the agreed price of US$20.00 per ADS.

Except as set forth above, during the 60 days preceding the date of this Schedule TO, none of the Reporting Persons, and, to each of the Reporting Persons’ knowledge, none of the individuals listed in Annex A to this Schedule TO, have effected any transaction in OJSC VimpelCom securities that would be required to be disclosed under Item 1008(b) of Regulation M-A.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used

The information required by Item 1009(a) of Regulation M-A is set forth below and in the section of the Prospectus entitled “Background and Reasons for the Offers – Persons Retained, Employed, Compensated or Used” and is incorporated herein by reference.

JPMorgan and its affiliates have provided financial advisory services to Telenor ASA in connection with the Transactions. Pursuant to an engagement letter dated July 14, 2009, Telenor ASA has agreed to pay JPMorgan reasonable customary compensation for its services and reimbursement of its out-of-pocket expenses. In addition, Telenor ASA agreed to indemnify JPMorgan against specified liabilities and expenses in connection with the Transactions, including liabilities under the U.S. federal securities laws. Subject to applicable laws and regulations, in the ordinary course of business, JPMorgan and its affiliates may actively trade or hold the securities of OJSC VimpelCom for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in those securities.

N.M. Rothschild & Sons Limited and its affiliates have provided governmental relations advisory services to Telenor ASA in connection with the Transactions. Pursuant to an engagement letter dated July 14, 2009, Telenor ASA has agreed to pay Rothschild reasonable customary compensation for its services and reimbursement of its out-of-pocket expenses. In addition, Telenor ASA agreed to indemnify Rothschild against specified liabilities and expenses in connection with the Transactions. Subject to applicable laws and regulations, in the ordinary course of business, Rothschild and its affiliates may actively trade or hold the securities of OJSC VimpelCom for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in those securities.

Item 10.	Financial Statements

The information required by Items 1010(a) and (b) of Regulation M-A is set forth in the sections of the Prospectus entitled “Presentation of Financial and Other Information – Presentation of Financial Information,” “Summary Historical Financial Data and Unaudited Pro Forma Financial Information,” “Information about OJSC VimpelCom – Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Information about Kyivstar – Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “OJSC VimpelCom and Kyivstar Unaudited Pro Forma Condensed Combined Financial Information.” Kyivstar’s audited and unaudited financial statements and OJSC VimpelCom’s unaudited financial statements are set forth in the Prospectus and incorporated herein by reference. OJSC VimpelCom’s consolidated financial statements as of December 31, 2007 and 2008, and for the years ended December 31, 2006, 2007 and 2008, are incorporated herein by reference to OJSC VimpelCom’s report on Form 6-K, furnished to the SEC on December 7, 2009.

Item 11.	Additional Information

(a) The information required by Item 1011(a)(1) of Regulation M-A is set forth in the sections of the Prospectus entitled “Information About VimpelCom Ltd. – Directors and Officers” and “Part II. Information Not Required in Prospectus – Item 20. Indemnification of Directors and Officers.” The information required by Items 1011(a)(2) and (3) of Regulation M-A is set forth in the section of the Prospectus entitled “The Offers – Regulatory Matters” and is incorporated herein by reference. The information required by Items 1011(a)(4) and (5) of Regulation M-A is not applicable.

(b) The information required by Item 1011(b) of Regulation M-A is set forth in the section of the Prospectus entitled “Share Capital, Corporate Governance and Shareholders Rights” and is incorporated herein by reference.

Item 12.	Exhibits

Exhibit No.	Description

(a)(1)(i)	ADS Letter of Transmittal for OJSC VimpelCom ADSs (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form F-4 filed by VimpelCom Ltd. on February 8, 2010)

(a)(1)(ii)	Share Acceptance Form and Share Transfer Order for OJSC VimpelCom Shares (incorporated herein by reference to Exhibit 99.4 to the Registration Statement on Form F-4 filed by VimpelCom Ltd. on February 8, 2010)

(a)(1)(iii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit 99.5 to the Registration Statement on Form F-4 filed by VimpelCom Ltd. on February 8, 2010)

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for OJSC VimpelCom ADSs and OJSC VimpelCom Shares (incorporated herein by reference to Exhibit 99.2 to the Registration Statement on Form F-4 filed by VimpelCom Ltd. on February 8, 2010)

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for OJSC VimpelCom ADSs and OJSC VimpelCom Shares (incorporated herein by reference to Exhibit 99.3 to the Registration Statement on Form F-4 filed by VimpelCom Ltd. on February 8, 2010)

(a)(2)(i)	Press release issued by Altimo Holdings Investments Ltd., dated October 5, 2009 (incorporated herein by reference to the Form 425 filed by Altimo Holdings Investments Ltd. on October 5, 2009)

(a)(2)(ii)	Press release issued by Telenor ASA, dated October 5, 2009 (incorporated herein by reference to the Form 425 filed by Telenor ASA on October 5, 2009)

(a)(2)(iii)	Presentation issued by Telenor ASA, dated October 5, 2009 (incorporated herein by reference to the Form 425 filed by Telenor ASA on October 5, 2009)

(a)(2)(iv)	Press release issued by Telenor ASA, dated October 16, 2009 (incorporated herein by reference to the Form 425 filed by Telenor ASA on October 16, 2009)

(a)(2)(v)	Text of BBC interview with Jon Fredrik Baksaas, dated October 16, 2009 (incorporated herein by reference to the Form 425 filed by Telenor ASA on October 16, 2009)

(a)(2)(vi)	Translation of Kommersant interview with Alexey Reznikovich, dated November 3, 2009 (incorporated herein by reference to the Form 425 filed by Altimo Holdings & Investments Ltd. on November 3, 2009)

(a)(2)(vii)	Financial Times article, dated November 13, 2009 (incorporated herein by reference to the Form 425 filed by Altimo Holdings & Investments Ltd. on November 19, 2009)

(a)(2)(viii)	Translation of RBK Daily article, dated November 13, 2009 (incorporated herein by reference to the Form 425 filed by Altimo Holdings & Investments Ltd. on November 20, 2009)

(a)(2)(ix)	Translation of Vedomosti article, dated November 13, 2009 (incorporated herein by reference to the Form 425 filed by Altimo Holdings & Investments Ltd. on November 20, 2009)

(a)(2)(x)	Press release issued by Altimo Holdings & Investments Ltd., dated November 30, 2009 (incorporated herein by reference to the Form 425 filed by Altimo Holdings & Investments Ltd. on November 30, 2009)

(a)(2)(xi)	Press release issued by Telenor ASA, dated November 30, 2009 (incorporated herein by reference to the Form 425 filed by Telenor ASA on November 30, 2009)

(a)(2)(xii)	Translation of Economicheskie Izvestiia interview with Mikhail Fridman, dated December 7, 2009 (incorporated herein by reference to the Form 425 filed by Altimo Holdings & Investments Ltd. on December 8, 2009)

(a)(2)(xiii)	Disclosure Notice issued by VimpelCom Ltd., dated January 19, 2010 (incorporated herein by reference to the Form 425 filed by VimpelCom Ltd. on January 19, 2010)

(a)(2)(xiv)	Press release issued by VimpelCom Ltd., dated February 3, 2010 (incorporated herein by reference to the Form 425 filed by VimpelCom Ltd. on February 3, 2010)

(a)(2)(xv)	Press release issued by Telenor ASA, dated February 4, 2010 (incorporated herein by reference to the Form 425 filed by Telenor ASA on February 4, 2010)

(a)(2)(xvi)	Press release issued by VimpelCom Ltd., dated February 9, 2010 (incorporated herein by reference to the Form 425 filed by VimpelCom Ltd. on February 9, 2010)

(a)(2)(xvii)	Presentation issued by VimpelCom Ltd., dated February 9, 2010 (incorporated herein by reference to the Form 425 filed by VimpelCom Ltd. on February 9, 2010)

(a)(2)(xviii)	Press release issued by VimpelCom Ltd., dated February 9, 2010 (incorporated herein by reference to the Form 425 filed by VimpelCom Ltd. on February 9, 2010)

(a)(2)(xix)	Press release issued by Altimo Holdings & Investments Ltd., dated February 9, 2010 (incorporated herein by reference to the Form 425 filed by Altimo Holdings & Investments Ltd. on February 9, 2010)

(a)(2)(xx)	Press release issued by Telenor ASA, dated February 9, 2010 (incorporated herein by reference to the Form 425 filed by Telenor ASA on February 9, 2010)

(a)(4)(i)	Prospectus dated February 8, 2010 (incorporated herein by reference to the Registration Statement on Form F-4 filed by VimpelCom Ltd. on February 8, 2010)

(a)(5)(i)	Form of Restated Bye-laws of VimpelCom Ltd. (incorporated herein by reference to Exhibit 3.4 to the Registration Statement on Form F-4 filed by VimpelCom Ltd. on February 8, 2010)

(a)(5)(ii)	Shareholders Agreement, dated October 4, 2009, between and among VimpelCom Ltd., Altimo Holdings & Investments Ltd., Eco Telecom Limited, Telenor East Invest AS, Telenor Mobile Communications AS and Altimo Cooperatief U.A. (incorporated herein by reference to Exhibit 2.1 to the Registration Statement on Form F-4 filed by VimpelCom Ltd. on February 8, 2010)

(a)(5)(iii)	Share Exchange Agreement, dated as of October 4, 2009, between and among Telenor Mobile Communications AS, Telenor East Invest AS, Telenor Ukraina I AS, Telenor Ukraina II AS, Telenor Ukraina III AS, Telenor Ukraina IV AS, Telenor Ukraina V AS, Telenor Ukraina VI AS, Telenor Ukraina VII AS, Altimo Holdings & Investments Ltd., Eco Telecom Limited, Altimo Cooperatief U.A., Alpren Limited and Hardlake Limited (incorporated herein by reference to Exhibit 2.2 to the Registration Statement on Form F-4 filed by VimpelCom Ltd. on February 8, 2010)

(a)(5)(iv)	Registration Rights Agreement, dated as of October 4, 2009, between and among VimpelCom Ltd., Telenor East Invest AS, Telenor Mobile Communications AS, Altimo Cooperatief U.A., Altimo Holdings & Investments Ltd. and Eco Telecom Limited (incorporated herein by reference to Exhibit 2.3 to the Registration Statement on Form F-4 filed by VimpelCom Ltd. on February 8, 2010)

(a)(5)(v)	Settlement Agreement, dated as of October 4, 2009, between and among Telenor Mobile Communications AS, Telenor East Invest AS, Telenor Consult AS, Crown Finance Foundation, CTF Holdings Limited, Altimo Holdings & Investments Ltd., Eco Telecom Limited, Rightmarch Limited, Alpren Limited, Hardlake Limited and Storm LLC (incorporated herein by reference to Exhibit 2.4 to the Registration Statement on Form F-4 filed by VimpelCom Ltd. on February 8, 2010)

(a)(5)(vi)	First Amendment to Settlement Agreement, dated as of January 12, 2010, between and among Telenor Mobile Communications AS, Telenor East Invest AS, Telenor Consult AS, Crown Finance Foundation, CTF Holdings Limited, Altimo Holdings & Investments Ltd., Eco Telecom Limited, Rightmarch Limited, Alpren Limited, Hardlake Limited and Storm LLC (incorporated herein by reference to Exhibit 2.5 to the Registration Statement on Form F-4 filed by VimpelCom Ltd. on February 8, 2010)

(a)(5)(vii)	Settlement Escrow Agreement, dated as of October 4, 2009, between and among Telenor Mobile Communications AS, Telenor East Invest AS, Telenor Consult AS, Crown Finance Foundation, CTF Holdings Limited, Altimo Holdings & Investments Ltd., Eco Telecom Limited, Rightmarch Limited, Alpren Limited, Hardlake Limited, Storm LLC and Orrick, Herrington & Sutcliffe LLP (incorporated herein by reference to Exhibit 2.6 to the Registration Statement on Form F-4 filed by VimpelCom Ltd. on February 8, 2010)

(a)(5)(viii)	Guarantee, dated as of October 4, 2009, between and among Telenor ASA, Altimo Holdings & Investments Ltd., Eco Telecom Limited, Alpren Limited, Hardlake Limited, Storm LLC, Altimo Cooperatief U.A., Crown Finance Foundation and Rightmarch Limited (incorporated herein by reference to Exhibit 2.7 to the Registration Statement on Form F-4 filed by VimpelCom Ltd. on February 8, 2010)

(a)(5)(ix)	Guarantee, dated as of October 4, 2009, between and among CTF Holdings Limited, Telenor East Invest AS, Telenor Mobile Communications AS, Telenor Ukraina I AS, Telenor Ukraina II AS, Telenor Ukraina III AS, Telenor Ukraina IV AS, Telenor Ukraina V AS, Telenor Ukraina VI AS, Telenor Ukraina VII AS and Telenor Consult AS (incorporated herein by reference to Exhibit 2.8 to the Registration Statement on Form F-4 filed by VimpelCom Ltd. on February 8, 2010)

(a)(5)(x)	Guarantee, dated as of October 4, 2009, between and among CTF Holdings Limited, VimpelCom Holdings B.V., VimpelCom Ltd., CJSC “Kyivstar G.S.M.” and Storm LLC (incorporated herein by reference to Exhibit 2.9 to the Registration Statement on Form F-4 filed by VimpelCom Ltd. on February 8, 2010)

(a)(5)(xi)	English translation of the Voluntary Tender Offer Document, together with the forms of tender acceptance application, share transfer order, the bank guarantee and other related documents, to be sent to OJSC VimpelCom shareholders in the Russian Offer (incorporated herein by reference to Exhibit 99.6 to the Registration Statement on Form F-4 filed by VimpelCom Ltd. on February 8, 2010)

(a)(5)(xii)	English translation of the Explanatory Letter from OJSC VimpelCom to its shareholders to accompany the Voluntary Tender Offer Documents (exhibits to this letter are included in Exhibit (a)(5)(xi) and incorporated herein by reference)

(h)(1)	Tax Opinion of Orrick, Herrington & Sutcliffe LLP (incorporated herein by reference to Exhibit 8.1 to the Registration Statement on Form F-4 filed by VimpelCom Ltd. on February 8, 2010)

24.1	Power of Attorney dated January 12, 2010, executed by Jan Edvard Thygesen, Chairman of the Board of Telenor East Invest AS, in favor of Bjørn Hogstad, Pål Wien Espen and Ole Bjørn Sjulstad (incorporated herein by reference to Exhibit 24.1 to the Amendment No. 52 to Schedule 13D filed by Telenor East Invest AS, Telenor Mobile Holdings AS and Telenor ASA on January 14, 2010)

24.2	Power of Attorney dated January 12, 2010, executed by Jon Fredrik Baksaas, Chairman of the Board of Telenor Mobile Holding AS, in favor of Bjørn Hogstad, Pål Wien Espen and Ole Bjørn Sjulstad (incorporated herein by reference to Exhibit 24.2 to the Amendment No. 52 to Schedule 13D filed by Telenor East Invest AS, Telenor Mobile Holdings AS and Telenor ASA on January 14, 2010)

24.3	Power of Attorney dated January 12, 2010, executed by Jon Fredrik Baksaas, President and Chief Executive Officer of Telenor ASA, in favor of Bjørn Hogstad, Pål Wien Espen and Ole Bjørn Sjulstad (incorporated herein by reference to Exhibit 24.3 to the Amendment No. 52 to Schedule 13D filed by Telenor East Invest AS, Telenor Mobile Holdings AS and Telenor ASA on January 14, 2010)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: February 9, 2010

VIMPELCOM LTD.

By	/s/ Franz Wolf
Name:	Franz Wolf
Director

By	/s/ Iver Chr. Olerud
Name:	Iver Chr. Olerud
Director

TELENOR ASA

By	/s/ Bjørn Hogstad
Name:	Bjørn Hogstad
Title:	Attorney-in-fact

TELENOR MOBILE HOLDING AS

By	/s/ Bjørn Hogstad
Name:	Bjørn Hogstad
Title:	Attorney-in-fact
TELENOR EAST INVEST AS

By	/s/ Bjørn Hogstad
Name:	Bjørn Hogstad
Title:	Attorney-in-fact

ALTIMO HOLDINGS & INVESTMENTS LIMITED

By	/s/ Franz Wolf
Name:	Franz Wolf
Title:	Director

CTF HOLDINGS LIMITED

By	/s/ Franz Wolf
Name:	Franz Wolf
Title:	Director

CROWN FINANCE FOUNDATION

By	/s/ Franz Wolf
Name:	Franz Wolf
Title:	Attorney-in-fact

ANNEX A

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

VimpelCom Ltd.

VimpelCom Ltd. is a company formed under the laws of Bermuda. The business address for VimpelCom Ltd. and all its executives and members of the board of directors is Strawinskylaan 3051, 1077 ZX, Amsterdam, the Netherlands. The business telephone number for VimpelCom Ltd. and all its executives and members of the board of directors is +31 20 301 2240.

During the past five years, VimpelCom Ltd. has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining VimpelCom Ltd. from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of VimpelCom Ltd. and their respective positions and business backgrounds are identified below:

Name and Present Position with VimpelCom Ltd.	Citizenship	Business Experience during the Past Five Years
Alexander V. Izosimov Chief Executive Officer and President	Russian

President and Chief Executive Officer of VimpelCom Ltd. from December 2009 to present.

Non-executive President of OJSC VimpelCom from April 2009 to November 2009.

Chief Executive Officer and General Director of OJSC VimpelCom from October 2003 to April 2009.

General Director of VimpelCom Finance B.V. from 2004 to 2006.

General Director of CJSC RTI Service-Svyaz from before 2005 to October 2008.

General Director of CJSC Impulse-KB from before 2005 to October 2008.

General Director of CJSC Vostok-Zapad Telecom from 2005 to 2006.

General Director of CJSC Dal Telecom International from 2005 to 2006.

General Director of CJSC Stav Telesot from 2005 to 2006.

Member of the Board of Baltika Breweries Plc. from March 2005 to present.

General Director of CJSC Sakhalin Telecom Mobile from 2005 to 2009.

Director of Limnotex Development Ltd from 2005 to April 2009.

Member of the Board of GSM Association from January 2005 to November 2008.

Director of United Confectioneries B.V. from 2006 to 2007.

General Director of CJSC Corporation Severnaya Korona from 2007 to October 2008.

Chairman of the Board of GSM Association from December 2008 to present.

Member of the Board of MTG AB from May 2008 to present.

Member of the Board of Dynasty Foundation from February 2008 to present.

Director of CJSC Armentel from 2009 to present.

Dmitry Egorov Director	Russian

Member of the Board of VimpelCom Ltd. from January 2010 to present.

Lawyer with Alfa Telecom LLC from April 2004 to November 2005.

Senior Lawyer with CT-Mobile LLC from November 2005 to November 2006.

Legal Vice President of Altimo LLC from November 2006 to present.

Name and Present Position with VimpelCom Ltd.	Citizenship	Business Experience during the Past Five Years
Bjørn Hogstad Director	Norwegian

Member of the Board of VimpelCom Ltd. from January 2010 to present.

Legal counsel with Telenor ASA from November 1999 to present.

Member of the Board of Telenor Russia AS from May 2005 to present.

Member of the Board of Telenor East Invest AS from September 2006 to present.

Member of the Board of Telenor Start 2 AS from September 2008 to present.

Member of the Boards of Telenor Ukraina I AS, Telenor Ukraina II AS, Telenor Ukraina III AS, Telenor Ukraina IV AS from December 2008 to present.

Managing Director and Member of the Boards of Telenor Ukraina V AS, Telenor Ukraina VI AS, Telenor Ukraina VII AS from December 2008 to present.

Iver Christian Olerud Director	Norwegian

Member of the Board of VimpelCom Ltd. from January 2010 to present.

Director of Mergers and Acquisitions department of Telenor ASA from March 2007 to present.

Business Development Manager of Telenor ASA from February 2005 to August 2005.

Business Development Manager of Telenor Asia from August 2005 to August 2006.

Business Development Manager of Telenor ASA from August 2006 to February 2007.

Franz Wolf Director	German

Member of the Board of VimpelCom Ltd. from January 2010 to present.

Director of CTF Holdings Ltd. from 1998 to present.

Director of Altimo Holdings & Investments Ltd. from 2004 to present.

Director of Eco Telecom Ltd. from 2009 to present.

Director of several other direct and indirect subsidiaries of CTF Holdings Ltd.

Name and Present Position with VimpelCom Ltd.	Citizenship	Business Experience during the Past Five Years
Jo Olav Lunder Director-nominee	Norwegian

Director of OJSC VimpelCom from May 2002 to present.

Chief Operating Officer of OJSC VimpelCom from September 1999 to April 2000.

First Deputy Chief Executive Officer and Chief Operating Officer of OJSC VimpelCom from May 2000 to September 2000.

President and Chief Operating Officer of OJSC VimpelCom from September 2000 to April 2001.

Chief Executive Officer of OJSC VimpelCom from April 2001 to October 2003.

General Director of OJSC VimpelCom from May 2001 to October 2003.

Chairman of the Board of OJSC VimpelCom from October 2003 to June 2005.

Chief Executive Officer of Ementor ASA from February 2002 to September 2007.

Chairman of the Board of Pelagic Invest AS from January 2005 to present.

Chairman of the Board of Cigalep AS from June 2007 to present.

Director of Pronova BioPharma ASA from June 2007 to present.

Executive Vice President of FERD AS from September 2007 to present.

Chairman of the Board of Elopak AS from January 2008 to present.

Chairman of the Board of Swix Sport AS January 2008 to present.

Chairman of the Board of Aibel AS from January 2009 to present.

Chairman of the Board of Aibel Group Ltd from January 2009 to present.

Dr. Hans Peter Kohlhammer Director-nominee	German

Director of OJSC VimpelCom from June 2008 to present.

Director General and Chief Executive Officer of Sita SC, Geneva from July 2003 to June 2006.

Deputy Chairman of the Board of Vivanco AG, Ahrensburg from June 2006 to present.

Founder and Chief Executive Officer of KPC Kohlhammer Consulting from August 2006 to present.

Chairman of the Board of Regify AG, Hofingen from December 2007 to present.

Member of the Advisory Board of Pepcom GMBH, Unterfohring from November 2008 to present.

Chairman of the Supervisory Board of KMS Kabelfernsehen, Munich from November 2008 to present.

Member of the Board of Deutsche Steinzeug Cremer & Breuer AG, Alfter/Bonn from June 2008 to present.

Name and Present Position with VimpelCom Ltd.	Citizenship	Business Experience during the Past Five Years
Leonid Novoselsky Director-nominee	Russian

Member of the Board of OJSC VimpelCom from June 2006 to present.

Co-founder and General Director of NTS ‘Gradient’ LLC from December 2001 to April 2009.

Director General and Co-founder of Managing Company ‘Gradient’ LLC from February 2003 to present.

Member of the Board of Open Joint Stock Company “Protek” from September 2008 to present.

Jon Fredrik Baksaas Director-nominee	Norwegian

President and Chief Executive Officer of Telenor ASA from June 2002 to present.

Chairman of the Board of Telenor Mobile Holding AS from July 2002 to present.

Chairman of the Board of Telenor Networks Holding AS from November 2001 to present.

Chairman of the Board of Telenor Business Partner Invest AS from February 2001 to present.

Chairman of the Board of Telenor Media & Content Services AS from February 2010 to present.

Chairman of the Board of Telenor Broadcast Holding AS from September 2001 to present.

Chairman of the Board of Telenor Norge AS from July 2002 to present.

Chairman of the Board of Telenor Mobil AS until September 2009.

Member of the Board of Doorstep AS from July 2000 to present.

Member of the Board of Svenska Handelsbanken AB from April 2003 to present.

Member of the Board of Aker ASA from 2004 to December 2008.

Member of the Advisory Council of Det Norske Veritas from May 2004 to present.

Member of the Board of GSM Association from January 2009 to present.

Jan Edvard Thygesen Director-nominee	Norwegian

Executive Vice President of Telenor ASA from 1999 to present.

Head of Telenor in Central & Eastern Europe from January 2006 to present.

Member of the Board of Telenor Mobile Holding AS from November 2001 to present.

Member of the Board of Telenor Networks Holding AS from December 2004 to June 2005.

Chairman of the Board of Telenor East Invest AS from December 2006 to present.

Chief Executive Officer of Sonofon AS, Denmark from March 2005 to August 2005.

Chairman of the Supervisory Board of OJSC Kyivstar, Ukraine, representing Telenor Communications AS from January 2009 to present.

Director of the Board of Comincom Combelga, Russia from 2001 to January 2008.

Chairman of the Board of Telenor Ukraina I AS, Telenor Ukraina II AS, Telenor Ukraina III AS, Telenor Ukraina IV AS from September 2006 to present.

Chairman of the Board of Telenor d.o.o., Serbia from September 2006 to present.

Chairman of the Board of Pannon GSM Telecommunications Ltd., Hungary from March 2006 to present.

Chairman of the Board of Promonte GSM, Montenegro from October 2007 to present.

Director of the Board of OJSC VimpelCom, Russia from June 2008 to present.

Director of the Board of Telenor Start AS, Norway from September 2008 to present.

Director of the Board of Telenor Start AB, Sweden from September 2008 to present.

Director of the Board of Unitech Wireless (Delhi) Pvt., Unitech Wireless (East) Pvt., Unitech Wireless (Kolkota) Pvt., Unitech Wireless (Mumbai) Pvt., Unitech Wireless (North) Pvt., Unitech Wireless (South) Pvt., Unitech Wireless (Tamil Nadu) Pvt., Unitech Wireless (West) Pvt. from March 2009 to present.

Ole Bjørn Sjulstad Director-nominee	Norwegian

Vice President of Telenor Asia Pte Ltd, Singapore from November 2000 to October 2002.

Managing Director of Telenor Asia Pte Ltd, Singapore from November 2002 to September 2004.

Member of the Board of DiGi.Com, Malaysia from November 2002 to September 2004.

Member of the Board of UCOM, Thailand from November 2002 to September 2004.

Member of the Board of Grameenphone Ltd. from November 2002 to March 2009.

Senior Vice President of Telenor Mobile Communications from October 2004 to January 2006.

Senior Vice President of Telenor Asia Region at Telenor ASA from February 2006 to April 2007.

Senior Vice President of Telenor Central and Eastern European Region at Telenor ASA from May 2007 to present.

Chairman of the Board of Telenor Russia AS from May 2007 to March 2009.

Member of the Board of OJSC VimpelCom from June 2008 to present.

Head of Telenor ASA’s representative office in Moscow, Russia from April 2009 to present.

Mikhail Fridman Director-nominee	Russian

Member of the Board of OJSC VimpelCom from July 2001 to present.

Member of the Board of OJSC Alfa Bank from February 2008 to present.

Chairman of the Board of OJSC Alfa Bank from October 1998 to December 2007.

Chairman of the Supervisory Board of Alfa Group Consortium from October 1998 to present.

Chairman of the Board of OJSC TNK from August 2003 to present.

Member of the Supervisory Board of X5 Retail Group N.V. from May 2006 to present.

Alexey Reznikovich Director-nominee	Russian

Chairman of the Board of OJSC VimpelCom from June 2008 to present.

Director of OJSC VimpelCom from May 2002 to present.

Chief Executive Officer of Altimo LLC from June 2005 to present.

Chief Executive Officer of Altimo Holdings & Investments Ltd. from December 2006 to present.

Oleg Malis Director-nominee	Russian

Director of OJSC VimpelCom from June 2006 to present.

Senior Vice President of Altimo LLC from June 2005 to present.

Director of Golden Telecom from November 2005 to February 2008.

Director of Turkcell from May 2006 to present.

To the best of VimpelCom Ltd.’s knowledge, during the past five years none of the individuals above have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Telenor ASA

Telenor ASA is a corporation formed under the laws of Norway, engaged principally in the business of investing in the telecommunications industry outside of Norway. The business address for Telenor ASA and all its executives and members of the board of directors is Snarøyveien 30 N-1331 Fornebu, Norway. The business telephone number for Telenor ASA and all its executives and members of the board of directors is +47 (67) 89 00 00.

During the past five years, Telenor ASA has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Telenor ASA from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of Telenor ASA and their respective positions and business backgrounds are identified below:

Name and Present Position with Telenor	Citizenship	Business Experience during the Past Five Years
Jon Fredrik Baksaas President and Chief Executive Officer	Norwegian

President and Chief Executive Officer of Telenor ASA from June 2002 to present.

Chairman of the Board of Telenor Mobile Holding AS from July 2002 to present.

Chairman of the Board of Telenor Networks Holding AS from November 2001 to present.

Chairman of the Board of Telenor Business Partner Invest AS from February 2001 to present.

Chairman of the Board of Telenor Media & Content Services AS from February 2010 to present.

Chairman of the Board of Telenor Broadcast Holding AS from September 2001 to present.

Chairman of the Board of Telenor Norge AS from July 2002 to present.

Chairman of the Board of Telenor Mobil AS until September 2009.

Member of the Board of Doorstep AS from July 2000 to present.

Member of the Board of Svenska Handelsbanken AB from April 2003 to present.

Member of the Board of Aker ASA from 2004 to December 2008.

Member of the Advisory Council of Det Norske Veritas from May 2004 to present.

Member of the Board of GSM Association from January 2009 to present.

Name and Present Position with Telenor	Citizenship	Business Experience during the Past Five Years
Harald Johan Norvik Chairman of the Board	Norwegian

Strategic Advisor at Econ Pöyry, Norway from September 2002 to present.

Chairman of the Board of H. Aschehoug, Norway from June 2000 to present.

Chairman of the Board of Telenor ASA from May 2007 to present.

Chairman of the Board of Midelfart Sonesson AS, Sweden from May 2007 to present.

Member of the Board of ConocoPhillips, Houston from May 2002 to present.

Member of the Board of Petroleum Geo-Services ASA, Norway from May 2002 to present.

Member of the Board of Umoe, Norway from May 2005 to present.

Member of the Board of OCAS AS, Norway from October 2000 to present.

Chairman of the Board of Imatis, Norway from June 2005 to present.

John Giverholt Vice-Chairman of the Board	Norwegian	Chief Financial Officer of FERD AS, Norway from March 2000 to present. Member of the Board of Telenor ASA from May 2003 to present.

Barbara Rose Milian Thoralfsson Director	American

Member of the Board of Telenor ASA from May 2009 to present.

Director at Fleming Invest AS from September 2005 to present.

Member of the Board of Electrolux AB from April 2003 to present.

Member of Board of SCA AB from April 2006 to present.

Kjersti Kleven Director	Norwegian

Member of the Board of Telenor ASA from June 2007 to present.

Joint owner of John Kleven AS, Norway since 1994, and full time employee from July 2005 to present.

Project Manager of Nordvest Forum AS, Norway from June 2000 to July 2005.

Member of the Board of Ekornes ASA, Norway from May 2007 to present.

Member of the Board and Chairman of Kleven Maritime AS, Norway from June 2003 to present.

Member of the Board of Kristian Jebsens Rederi AS, Norway from June 2005 to present.

Name and Present Position with Telenor	Citizenship	Business Experience during the Past Five Years
Olav Volldal Director	Norwegian

Chief Executive Officer of Kongsberg Automotive Holding ASA, Norway from March 1987 to present.

Member of the Board of Elopak AS, Norway from April 2004 to present.

Member of the Board of Cappelen Holding AS, Norway from February 1996 to June 2009.

Member of the Board of NCE Kongsberg, Norway from June 2006 to June 2008.

Member of the Board of Telenor ASA from May 2007 to present.

Sanjiv Ahuja Director	American

Member of the Board of Telenor ASA from May 2009 to present.

Chairman of Augere Holdings (Netherlands) BV from August 2007 to present.

Chairman of Orange UK from September 2007 to September 2008.

Chairman and Chief Executive Officer of Orange SA from March 2004 to June 2007.

Liselott Kilaas Director	Norwegian

Managing Director of Aleris AS, Norway from September 2006 to present.

Member of the Board of Telenor ASA from May 2003 to present.

Member of the Board of the Central Bank of Norway, Norway from January 2004 to present.

Member of the Board of IM Skaugen AS, Norway from March 2004 to present.

Member of the Board of Adresseavisen, Norway from April 2003 to present.

Managing Director of Zenitel AS, Norway from prior to January 2003 to September 2006.

Dr. Burckhard Bergmann Director	German	Member of the Board of Telenor ASA from May 2008 to present. Chairman of the Management Board of E.ON Ruhrgas AG from June 2001 to February 2008.

Name and Present Position with Telenor	Citizenship	Business Experience during the Past Five Years
Bjørn Andre Anderssen Director	Norwegian

Employee Elected Representative to the Board of Telenor ASA from August 2007 to present.

Employee Elected Representative to the Board of Telenor Mobil AS from November 2005 to August 2007.

Group Labor Union Representative of Telenor Norge AS from before 2005 to present.

Harald Stavn Director	Norwegian	Employee Elected Representative to the Board of Telenor ASA from June 2000 to present.

Sigve Brekke Executive Vice President	Norwegian

Executive Vice President of Telenor ASA from September 2008 to present.

Business Development Manager of Telenor Singapore Office from April 1999 to May 2000.

Managing Director of Telenor Singapore Office from May 2000 to October 2002.

Co-Chief Executive Officer of dtac from October 2002 to November 2005.

Chief Executive Officer of dtac from November 2005 to August 2008.

Jan Edvard Thygesen Executive Vice President	Norwegian

Executive Vice President of Telenor ASA from 1999 to present.

Head of Telenor in Central & Eastern Europe from January 2006 to present.

Chief Executive Officer of Sonofon AS, Denmark from March 2005 to August 2005.

Member of the Board of Telenor Mobile Holding AS from November 2001 to present.

Chairman of the Board of Telenor East Invest AS from December 2006 to present.

Member of the Board of Telenor Networks Holding AS from December 2004 to June 2005.

Chairman of the Supervisory Board of OJSC Kyivstar, Ukraine, representing Telenor Communications AS from January 2009 to present.

Director of the Board of Comincom Combelga, Russia from 2001 to January 2008.

Chairman of the Board of Telenor Ukraina I AS, Telenor Ukraina II AS, Telenor Ukraina III AS, Telenor Ukraina IV AS from September 2006 to present.

Chairman of the Board of Telenor d.o.o., Serbia from September 2006 to present.

Chairman of the Board of Pannon GSM Telecommunications Ltd., Hungary from March 2006 to present.

Name and Present Position with Telenor	Citizenship	Business Experience during the Past Five Years

Chairman of the Board of Promonte GSM, Montenegro from October 2007 to present.

Director of the Board of OJSC VimpelCom, Russia from June 2008 to present.

Director of the Board of Telenor Start AS, Norway from September 2008 to present.

Director of the Board of Telenor Start AB, Sweden from September 2008 to present.

Director of the Board of Unitech Wireless (Delhi) Pvt., Unitech Wireless (East) Pvt., Unitech Wireless (Kolkota) Pvt., Unitech Wireless (Mumbai) Pvt., Unitech Wireless (North) Pvt., Unitech Wireless (South) Pvt., Unitech Wireless (Tamil Nadu) Pvt., Unitech Wireless (West) Pvt. from March 2009 to present.

Morten Karlsen Sørby Executive Vice President	Norwegian

Executive Vice President of Telenor ASA from January 2003 to present.

Head of Global Coordination of Telenor ASA from April 2009 to present.

Head of Telenor in the Nordic Region from January 2005 to April 2009.

Head of Norwegian Market of Telenor ASA from January 2003 to January 2005.

Bjørn Magnus Kopperud Executive Vice President and Head of Group Human Resources	Norwegian	Executive Vice President of Telenor ASA from January 2006 to present. Head of Human Resources of Telenor ASA from January 2003 to present.

Hilde Tonne Executive Vice President and Head of Communications and Corporate Responsibility	Norwegian

Executive Vice President of Telenor ASA from September 2007 to present.

Head of Group Communications of Telenor ASA from September 2007 to present.

Head of Technology and Research of Hydro Oil & Energy from April 2006 to September 2007.

Head of Communications of Hydro Oil & Energy from December 2004 to April 2005.

Head of Strategy and Markets of Hydro Oil & Energy from February 2004 to December 2004.

Name and Present Position with Telenor	Citizenship	Business Experience during the Past Five Years
Brit Østby Fredriksen	Norwegian

Member of the Board and Employee Representative of Telenor ASA from January 2010 to present.

Labor Union Observer Representative of Telenor ASA from October 2002 to December 2009.

Systems Consultant at Telenor Norge AS from February 1996 to present.

Member of the Board and Employee Representative of Telenor Business Solutions AS from June 2001 to September 2005.

To the best of Telenor ASA’s knowledge, during the past five years none of the individuals above have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Telenor Mobile Holding AS

Telenor Mobile Holding AS is a corporation formed under the laws of Norway, engaged principally in the development of and investment in the field of telecommunications through direct and indirect ownership of companies and entering into agreements relating to communications. The business address for Telenor Mobile Holding AS and all its executives and members of the board of directors is Snarøyveien 30 N-1331 Fornebu, Norway. The business telephone number for Telenor Mobile Holding AS and all its executives and members of the board of directors is +47 (67) 89 00 00.

During the past five years, Telenor Mobile Holding AS has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Telenor Mobile Holding AS from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of Telenor Mobile Holding AS and their respective positions and business backgrounds are identified below:

Name and Present Position with Telenor Mobile Holding AS	Citizenship	Business Experience during the Past Five Years
Jon Fredrik Baksaas Chairman of the Board	Norwegian

President and Chief Executive Officer of Telenor ASA from June 2002 to present.

Chairman of the Board of Telenor Mobile Holding AS from July 2002 to present.

Chairman of the Board of Telenor Networks Holding AS from November 2001 to present.

Chairman of the Board of Telenor Business Partner Invest AS from February 2001 to present.

Chairman of the Board of Telenor Media & Content Services AS from February 2010 to present.

Chairman of the Board of Telenor Broadcast Holding AS from September 2001 to present.

Chairman of the Board of Telenor Norge AS from July 2002 to present.

Chairman of the Board of Telenor Mobil AS until September 2009.

Member of the Board of Doorstep AS from July 2000 to present.

Member of the Board of Svenska Handelsbanken AB from April 2003 to present.

Member of the Board of Aker ASA from 2004 to December 2008.

Member of the Advisory Council of Det Norske Veritas from May 2004 to present.

Member of the Board of GSM Association from January 2009 to present.

Name and Present Position with Telenor Mobile Holding AS	Citizenship	Business Experience during the Past Five Years
Jan Edvard Thygesen Director	Norwegian

Executive Vice President of Telenor ASA from 1999 to present.

Head of Telenor in Central & Eastern Europe from January 2006 to present.

Chief Executive Officer of Sonofon AS, Denmark from March 2005 to August 2005.

Member of the Board of Telenor Mobile Holding AS from November 2001 to present.

Chairman of the Board of Telenor East Invest AS from December 2006 to present.

Member of the Board of Telenor Networks Holding AS from December 2004 to June 2005.

Chairman of the Supervisory Board of OJSC Kyivstar, Ukraine, representing Telenor Communications AS from January 2009 to present.

Director of the Board of Comincom Combelga, Russia from 2001 to January 2008.

Chairman of the Board of Telenor Ukraina I AS, Telenor Ukraina II AS, Telenor Ukraina III AS, Telenor Ukraina IV AS from September 2006 to present.

Chairman of the Board of Telenor d.o.o., Serbia from September 2006 to present.

Chairman of the Board of Pannon GSM Telecommunications Ltd., Hungary from March 2006 to present.

Chairman of the Board of Promonte GSM, Montenegro from October 2007 to present.

Director of the Board of OJSC VimpelCom, Russia from June 2008 to present.

Director of the Board of Telenor Start AS, Norway from September 2008 to present.

Director of the Board of Telenor Start AB, Sweden from September 2008 to present.

Director of the Board of Unitech Wireless (Delhi) Pvt., Unitech Wireless (East) Pvt., Unitech Wireless (Kolkota) Pvt., Unitech Wireless (Mumbai) Pvt., Unitech Wireless (North) Pvt., Unitech Wireless (South) Pvt., Unitech Wireless (Tamil Nadu) Pvt., Unitech Wireless (West) Pvt. from March 2009 to present.

Name and Present Position with Telenor Mobile Holding AS	Citizenship	Business Experience during the Past Five Years
Berit Svendsen Director	Norwegian

Chief Executive Officer of Telenor Networks Holding AS from January 2005 to January 2008.

Chief Technical Officer of Telenor ASA from September 2000 to January 2005.

Chief Executive Officer of Telenor Telecom Solutions AS from January 2005 to January 2008.

Member of the Board of Telenor Mobile Holding AS from November 2001 to present.

Chief Executive Officer of Conax AS from June 2008 to present.

Morten Fallstein	Norwegian

Engineer with Telenor Mobil AS since before 2004.

Employee Elected Representative to the Board of Telenor Mobil AS since before 2004 to present.

Employee Elected Representative to the Board of Telenor Mobile Holding AS since before 2004 to present.

Roger Rønning	Norwegian	Member of the Board and Employee Elected Representative to the Board of Telenor Mobile Holding AS since from December 2009 to present. Account Manager of Telenor Norge AS from before 2005 to present.

Helge Enger	Norwegian

Member of the Board and Employee Elected Representative to the Board of Telenor Mobile Holding AS since from December 2009 to present.

Member of the Board and Employee Elected Representative to the Board of Telenor Pension Fund from before 2005 to present.

Member of the Board and Employee Elected Representative to the Board of Telenor Business Solutions AS from before 2005 to September 2005.

Member of the Board and Employee Elected Representative to the Board of Telenor Norge AS from January 2010 to present.

Employee Labor Union Representative of Telenor Norge AS from before 2005 to present.

To the best of Telenor Mobile Holding AS’s knowledge, during the past five years none of the individuals above have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Telenor East Invest AS

Telenor East Invest AS is a corporation formed under the laws of Norway, engaged principally in the development of and investment in the field of telecommunications through direct and indirect ownership of companies and entering into agreements relating to communications. The business address for Telenor East Invest AS and all its executives and members of the board of directors is Snarøyveien 30 N-1331 Fornebu, Norway. The business telephone number for Telenor Mobile Holding AS and all its executives and members of the board of directors is +47 (67) 89 00 00.

During the past five years, Telenor East Invest AS has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Telenor East Invest AS from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of Telenor East Invest AS and their respective positions and business backgrounds are identified below:

Name and Present Position with Telenor East Invest AS	Citizenship	Business Experience during the Past Five Years
Jan Edvard Thygesen Director	Norwegian

Executive Vice President of Telenor ASA from 1999 to present.

Head of Telenor in Central & Eastern Europe from January 2006 to present.

Chief Executive Officer of Sonofon AS, Denmark from March 2005 to August 2005.

Member of the Board of Telenor Mobile Holding AS from November 2001 to present.

Chairman of the Board of Telenor East Invest AS from December 2006 to present.

Member of the Board of Telenor Networks Holding AS from December 2004 to June 2005.

Chairman of the Supervisory Board of OJSC Kyivstar, Ukraine, representing Telenor Communications AS from January 2009 to present.

Director of the Board of Comincom Combelga, Russia from 2001 to January 2008.

Chairman of the Board of Telenor Ukraina I AS, Telenor Ukraina II AS, Telenor Ukraina III AS, Telenor Ukraina IV AS from September 2006 to present.

Chairman of the Board of Telenor d.o.o., Serbia from September 2006 to present.

Chairman of the Board of Pannon GSM Telecommunications Ltd., Hungary from March 2006 to present.

Chairman of the Board of Promonte GSM, Montenegro from October 2007 to present.

Name and Present Position with Telenor East Invest AS	Citizenship	Business Experience during the Past Five Years

Director of the Board of OJSC VimpelCom, Russia from June 2008 to present.

Director of the Board of Telenor Start AS, Norway from September 2008 to present.

Director of the Board of Telenor Start AB, Sweden from September 2008 to present.

Director of the Board of Unitech Wireless (Delhi) Pvt., Unitech Wireless (East) Pvt., Unitech Wireless (Kolkota) Pvt., Unitech Wireless (Mumbai) Pvt., Unitech Wireless (North) Pvt., Unitech Wireless (South) Pvt., Unitech Wireless (Tamil Nadu) Pvt., Unitech Wireless (West) Pvt. from March 2009 to present.

Gunn Margrethe Ringøen Director and Chief Executive Officer	Norwegian

Senior Business Manager of Telenor ASA from May 2001 to present.

Chief Executive Officer of Telenor East Invest AS from September 2008 to present.

Member of the Board of Telenor East Invest AS from November 2002 to December 2006 and from July 2007 to present.

Member of the Supervisory Board of Kyivstar, representing Telenor Ukraine III AS from January 2009 to present.

Member of the Board of Telenor International Centre AS from September 2006 to present.

Member of the Board of Telenor Russia AS from May 2005 to present.

Managing Director and Member of the Boards of Telenor Ukraina I, Telenor Ukraina II AS, Telenor Ukraina III AS, Telenor Ukraina IV AS from December 2008 to present.

Member of the Boards of Telenor Ukraina V AS, Telenor Ukraina VI AS and Telenor Ukraina VII AS from December 2008 to present.

Member of the Board of Telenor Start 2 AS and Telenor Start 2 AB from September 2008 to present.

Bjørn Hogstad Director	Norwegian

In-house counsel with Telenor ASA from November 1999 to present.

Member of the Board of Telenor East Invest AS from September 2006 to present.

Member of the Board of Telenor Russia AS from May 2005 to present.

Name and Present Position with Telenor East Invest AS	Citizenship	Business Experience during the Past Five Years

Member of the Boards of Telenor Ukraina I AS, Telenor Ukraina II AS, Telenor Ukraina III AS, Telenor Ukraina IV AS from December 2008 to present.

Managing Director and Member of the Boards of Telenor Ukraina V AS, Telenor Ukraina VI AS, Telenor Ukraina VII AS from December 2008 to present.

Member of the Board of Telenor Start 2 AS from September 2008 to present.

To the best of Telenor East Invest AS’s knowledge, during the past five years none of the individuals above have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Altimo Holdings & Investments Ltd.

Altimo Holdings & Investments Ltd. (“Altimo”) is a British Virgin Islands company, with its principal address at Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands. The principal business of Altimo is to function as a holding company. The business telephone number for Altimo and all its executives and members of the board of directors is +350 200 41 981.

During the past five years, Altimo has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Altimo from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of Altimo and their respective positions, business backgrounds and business addresses are identified below:

Name and Present Position with Altimo	Citizenship	Business Experience during the Past Five Years / Business Address(es)
Geoffrey Piers Hemy Director	United Kingdom	Director, Grand Financial Group Limited, investment holding company, Griva Digeni 115, Limassol, Cyprus, from August 2002 to present.

Georgia Karydes Director	Cyprus	Director, Feldmans Management (Overseas) Ltd., administration management company, Nikou Georgiou 6, Block C, Office 703, P.C. 1095, Nicosia, Cyprus, from 2002 to present.

Olga Kichatova Director	Russia

Director of Finance, MRO CTF CONSULTANCY LTD., consulting services to CTF Holding Ltd., Office 351, Floor 5, Entrance 3, building 11, Bolshoi Savvinsky Pereulok, 119435 Moscow, Russia, from December 2006 to present.

Head of US GAAP Department, OJSC “Wimm-Bill-Dann,” producer of milk and juice, 16 Yauzsky Blvd., 109028 Moscow, Russia, from July 2004 to December 2006.

Name and Present Position with Altimo	Citizenship	Business Experience during the Past Five Years / Business Address(es)
Marina Kushnareva Director	Russia

Director, CTF Holdings Limited, holding company, Suite 2, 4 Irish Place, Gibraltar, from August 2006 to present.

Manager, LLC “Logistic Management,” consulting company, 3 Varvarka St., Office 272, Moscow, Russia, from July 2005 to May 2006.

Office Manager, LLC “Stilinterline,” business administration, 3 Varvarka St., Office 272, Moscow, Russia, from December 2004 to July 2005.

Alexey Reznikovich Chief Executive Officer	Russia

Chairman of the Board, OJSC VimpelCom, mobile telecommunications company, 8th of March Street, 14/1, 127083 Moscow, Russia, from June 2008 to present.

Director, OJSC VimpelCom, mobile telecommunications company, 8th of March Street, 14/1, 127083 Moscow, Russia, from May 2002 to present.

Chief Executive Officer, LLC ALTIMO, investment company, Str. Novy Arbat, Build. 21, GSP-2, 119992 Moscow, Russia, from June 2005 to present.

Chief Executive Officer, Altimo Holdings & Investments Ltd., holding company, Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands, from December 2006 to present.

Franz Wolf Director	Germany

Director, CTF Holdings Limited, holding company, Suite 2, 4 Irish Place, Gibraltar, from 1998 to present.

Director, Altimo Holdings & Investments Limited, holding company, Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands, from 2004 to present.

Director, Eco Telecom Limited, holding company, 9/3a International Commercial Centre, Casemates Square, Gibraltar, from 2009 to present.

Director, VimpelCom Ltd., mobile telecommunications company, Strawinskylaan 3051, 1077 ZX, Amsterdam, the Netherlands, from January 2010 to present.

Director of several other direct or indirect subsidiaries of CTF Holdings Ltd.

To the best of Altimo’s knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Alja Investments Limited

Alja Investments Limited (“Alja”) is a company incorporated in the British Virgin Islands, with its principal address at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. The principal business of Alja is to function as a holding company. The business telephone number for Alja is +1 284 494 2233, ext. 2270.

During the past five years, Alja has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Alja from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Bardsley Investment Corporation

Bardsley Investment Corporation (“Bardsley”) is a company incorporated in the British Virgin Islands, with its principal address at Akara Building, 24 De Castro Street, Wickhams’ Cay 1, Road Town, Tortola, British Virgin Islands. The principal business of Bardsley is to function as a holding company. The business telephone number for Bardsley is +350 200 41 981.

During the past five years, Bardsley has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Bardsley from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Cotesmore Holdings Limited

Cotesmore Holdings Limited (“Cotesmore”) is a company incorporated in the Bahamas, with its principal address at 1st Floor, Kings Court, Bay Street, N-3994, Nassau, Bahamas. The principal business of Cotesmore is to function as a holding company. The business telephone number for Cotesmore is +350 200 41 981.

During the past five years, Cotesmore has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Cotesmore from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Dendar Investment Fund Limited

Dendar Investment Fund Limited (“Dendar”) is a company incorporated in Gibraltar, with its principal address at 57/63 Line Wall Road, Gibraltar. The principal business of Dendar is to function as a holding company. The business telephone number for Dendar is +357 22 873860.

During the past five years, Dendar has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Dendar from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Fairacre Holdings Limited

Fairacre Holdings Limited (“Fairacre”) is a company incorporated in the British Virgin Islands, with its principal address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. The principal business of Fairacre is to function as a holding company. The business telephone number for Fairacre is +357 22 555 800.

During the past five years, Fairacre has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Fairacre from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Grand Financial Group Limited

Grand Financial Group Limited (“Grand”) is a company incorporated in the British Virgin Islands, with its principal address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. The principal business of Grand is to function as a holding company. The business telephone number for Grand is +44 1381 698123.

During the past five years, Grand has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Grand from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Laketown Services Limited

Laketown Services Limited (“Laketown”) is a company incorporated in the Isle of Man, with its principal address at 8 Prospect Hill, Douglas, Isle of Man. The principal business of Laketown is to function as a holding company. The business telephone number for Laketown is +350 200 41 981.

During the past five years, Laketown has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Laketown from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

R&B Investments Limited

R&B Investments Limited (“R&B”) is a company incorporated in the British Virgin Islands, with its principal address at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. The principal business of R&B is to function as a holding company. The business telephone number for R&B and all its executives and members of the board of directors is +1 284 494 2233, ext. 2270.

During the past five years, R&B has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining R&B from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Thoro Holding Ltd.

Thoro Holding Ltd. (“Thoro”) is a company incorporated in the British Virgin Islands, with its principal address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. The principal business of Thoro is to function as a holding company. The business telephone number for Thoro is +357 25 353520.

During the past five years, Thoro has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Thoro from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

CTF Holdings Limited

CTF Holdings Limited (“CTF”) is a Gibraltar limited liability company, with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF is to function as a holding company. The business telephone number for CTF and all its executives and members of the board of directors +350 200 41 981.

During the past five years, CTF has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining CTF from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of CTF and their respective positions, business backgrounds and business addresses are identified below:

Name and Present Position with CTF Holdings Limited	Citizenship	Business Experience during the Past Five Years / Business Address(es)
Marina Kushnareva Director	Russia

Director, CTF Holdings Limited, holding company, Suite 2, 4 Irish Place, Gibraltar, from August 2006 to present.

Manager, LLC “Logistic Management,” consulting company, 3 Varvarka St., Office 272, Moscow, Russia, from July 2005 to May 2006.

Office Manager, LLC “Stilinterline,” business administration, 3 Varvarka St., Office 272, Moscow, Russia, from December 2004 to July 2005.

Franz Wolf Director	Germany

Director, CTF Holdings Limited, holding company, Suite 2, 4 Irish Place, Gibraltar, from 1998 to present.

Director, Altimo Holdings & Investments Limited, holding company, Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands, from 2004 to present.

Director, Eco Telecom Limited, holding company, 9/3a International Commercial Centre, Casemates Square, Gibraltar, from 2009 to present.

Director, VimpelCom Ltd., mobile telecommunications company, Strawinskylaan 3051, 1077 ZX, Amsterdam, the Netherlands, from January 2010 to present.

Director of several other direct or indirect subsidiaries of CTF Holdings Ltd.

To the best of CTF’s knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Crown Finance Foundation

Crown Finance Foundation is a Liechtenstein foundation, with its principal address at Am Schrägen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance Foundation is investment and management of the assets and capital of the foundation. The business telephone number for Crown Finance Foundation and all its executives and members of the board of directors is +350 200 41 981.

During the past five years, Crown Finance Foundation has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Crown Finance Foundation from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of Crown Finance Foundation and their respective positions, business backgrounds and business addresses are identified below:

Name and Present Position with Crown Finance Foundation	Citizenship	Business Experience during the Past Five Years / Business Address(es)
Christian Rosenow Director	Switzerland	CEO and President of the Board, CBRPrivatinvest AG, financial advisory services, Talstrasse 66, CH-8001, Zurich, Switzerland, from 1998 to present.

Dr. Norbert Seeger Director	Liechtenstein	Attorney at Law, Law Office of Dr. Norbert Seeger, international law firm specializing in economic and corporate law, Am Schrägen Weg 14, P.O. Box 1618 FL-9490, Vaduz, Liechtenstein, from 1984 to present.

Dr. Christian Zangerle Director	Austria	Attorney at Law, Head of Litigation Department, Law Office of Dr. Norbert Seeger, international law firm specializing in economic and corporate law, Am Schrägen Weg 14, P.O. Box 1618 FL-9490, Vaduz, Liechtenstein, from before 2005 to present.

To the best of Crown Finance Foundation ‘s knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Supervisory Board of Alfa Group Consortium

The “Supervisory Board” coordinates the strategic development of a group of affiliated entities, often referred to as the “Alfa Group Consortium,” which group includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of the Alfa Group Consortium. The business telephone number for all the members of the Supervisory Board of Alfa Group Consortium is +7 495 981 4453.

The members of the Supervisory Board of the Alfa Group Consortium and their respective positions and business backgrounds are identified below:

Name and Present Position on the Alfa Group Consortium Supervisory Board	Citizenship	Business Experience during the Past Five Years / Business Address(es)
Vladimir Ashurkov Member	Russia

Director of Group Portfolio Management and Control, CTF Consultancy, holding company, Bolshoy Savvinsky per., d. 11, pod. 3, 5th floor, Office No. 351, 119435 Moscow, Russia, from September 2006 to present.

General Director, LLC TransCare, Korovinskoe Shosse 10, Moscow, Russia, from prior to 2005 to December 2005.

Vice President of Strategic Investments, Industrial Investors Group, holding company, Bolshaya Ordynka 44/2, Moscow, Russia, from March 2005 to August 2006.

Name and Present Position on the Alfa Group Consortium Supervisory Board	Citizenship	Business Experience during the Past Five Years / Business Address(es)
Peter Aven Member	Russia

President and Director, OJSC Alfa Bank, banking, 11 Mashy Poryvaevoy St., 107078 Moscow, Russia, from November 1998 to present.

Chairman of the Board of Directors, AlfaStrakhovanie, insurance company, 31 Shabolovka, Bldg. B, 115162 Moscow, Russia, from June 2007 to present.

Co-chairman of the Board of Directors, CTC Media, commercial television broadcaster, 15a Pravdy St., Moscow, Russia, from December 2003 to present.

Director, Alfa Finance Holdings S.A., oil and financial assets, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands, from January 2000 to present.

Member of the Board, Latvijas Balzams, producer of alcoholic beverages, A. Caka 160, LV-1012, Riga, Latvia, from July 2002 to present.

Trustee of the Board of the Association for National Financial Reporting Standards, financial reporting standards-setter, Pogodinskaya St. 24, Bldg. 1, Office 506, Moscow, Russia, from October 2003 to present.

Chairman of the Russia-Latvia Business Council, business association, Ilyinka 6, Moscow, Russia, from July 2007 to present.

Member of the Board of the Russian Union of Industrialists and Entrepreneurs, business association, Staraya Ploshchad 10/4, Moscow, Russia, from April 2006 to present.

Trustee of the Russian Economic School, academic institution, Nakhimovsky Prospekt 47, Moscow, Russia, from February 2001 to present.

Alexandr Fain Member	Russia

Chief Executive Officer, Alfa Eco LLC, investment company, 12 Krasnopresnenskaya Nab., 123619 Moscow, Russia, from January 2005 to present.

General Director, Investment Company A1 LLC, investment company, 12 Krasnopresnenskaya Nab., 123619 Moscow, March 2009 to present.

Name and Present Position on the Alfa Group Consortium Supervisory Board	Citizenship	Business Experience during the Past Five Years / Business Address(es)
Mikhail Fridman Chairman	Russia

Director, OJSC VimpelCom, mobile telecommunications company, 8th of March Street, 14/1, 127083 Moscow, Russia, from July 2001 to present.

Director, OJSC Alfa Bank, banking, 9 Mashy Poryvaevoy St., 107078 Moscow, Russia, from February 2008 to present.

Chairman of the Board, OJSC Alfa Bank, banking, 9 Mashy Poryvaevoy St., 107078 Moscow, Russia, from October 1998 to December 2007.

Chairman of the Board, OJSC TNK, oil and gas company, 18/2 Schipok Street, 115093 Moscow, Russia, from August 2003 to present.

Supervisory Board Member, X5 Retail Group N.V., retail holding company, Srednyaya Kalitnikovskaya Street 28-4, 109029 Moscow, Russia, from May 2006 to present.

German Khan Member	Russia

Executive Director, TNK-BP Management, oil and gas company, 1 Arbat Street, 119019 Moscow, Russia, from 2003 to present.

Member of the Board of Directors of Slavneft, oil and gas company, 4 Lesnoy Pereulok, 125047 Moscow, Russia, from February 1998 to present.

Director, Alfa Finance Holdings S.A., oil and financial assets, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands, from January 2000 to present.

Lev Khasis Member	Russia

Chief Executive Officer, X5 Retail Group N.V., retail holding company, Srednyaya Kalitnikovskaya St. 28-4, 109029 Moscow, Russia, from May 2006 to present.

Chairman, Association of Companies of Retail Trade, trade association, Srednyaya Kalitnikovskaya St. 28-4, 109029 Moscow, Russia, from February 2008 to present.

Andrei Kosogov Member	Russia

Chairman of the Board of Directors of Alfa Asset Management, asset management company, 6th Floor, Bldg. 32/1, Sadovaya-Kudrinskaya, 123001 Moscow, Russia, from November 2005 to present.

Director, ABH Holdings Corp., holding company, 3 Bld. du Prince Henri, L-1724, Luxembourg, from prior to 2005 to present.

Director, Alfa Finance Holdings S.A., oil and financial assets, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands, from prior to 2005 to present.

Member of Supervisory Board of Alfa-Bank Ukraine, banking, 4/6 Desyatinnaya Street, 01025 Kyiv, Ukraine, from November 2005 to June 2009.

Director, AlfaStrakhovanie Group, insurance company, 31 Shabolovka, Bldg. B, 115162 Moscow, Russia, from 2003 to present.

Director, Alfa-Bank Russia, banking, 27 Kalanchevskaya Street, 107078 Moscow, Russia, from prior to 2005 to present.

First Deputy Chairman of the Board and Director of Investment Banking Division, Alfa-Bank Russia, banking, 27 Kalanchevskaya Street, 107078 Moscow, Russia, from prior to 2005 to May 2005.

Chairman of the Advisory Committee of Altimo, investment company, Bolshoi Savvinsky per., d. 11, pod. 3, 5th Floor, Office No. 351, 119435 Moscow, Russia, from 2005 to present.

Member of the Supervisory Board of Kyivstar G.S.M., mobile telecommunications company, 53 Degtyarivska Street, 03113 Kyiv, Ukraine, from prior to 2005 to 2008.

Name and Present Position on the Alfa Group Consortium Supervisory Board	Citizenship	Business Experience during the Past Five Years / Business Address(es)
Alexey Kuzmichev Member	Russia

Chairman of the Advisory Committee of A1 Group Limited, investment company, 12 Krasnopresnenskaya Embankment, Moscow, Russia, from 1998 to present.

Director, Alfa Finance Holdings S.A., oil and financial assets, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands, from 1992 to present.

Director, ABH Holdings Corp., holding company, 3 Bld. du Prince Henri, L-1724, Luxembourg, from 2004 to present.

Member of the Advisory Committee of Altimo, investment company, 11 Savvinskaya Embankment, 119435 Moscow, Russia, from 2005 to present.

Alexey Reznikovich Member	Russia

Chairman of the Board, OJSC VimpelCom, mobile telecommunications company, 8th of March Street, 14/1, 127083 Moscow, Russia, from June 2008 to present.

Director, OJSC VimpelCom, mobile telecommunications company, 8th of March Street, 14/1, 127083 Moscow, Russia, from May 2002 to present.

Chief Executive Officer, LLC ALTIMO, investment company, Str. Novy Arbat, Build. 21, GSP-2, 119992 Moscow, Russia, from June 2005 to present.

Chief Executive Officer, Altimo Holdings & Investments Ltd., holding company, Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands, from December 2006 to present.

Nigel John Robinson Member	United Kingdom

Director of Corporate Development, Finance and Control, CTF Holdings Ltd., holding company, Suite 2, 4 Irish Place, Gibraltar, from January 2000 to present.

Member of the Consultative Committee of Altimo, investment company, Savvinskaya Embankment 11, Floor 3, 119435 Moscow, Russia, from April 2004 to present.

Name and Present Position on the Alfa Group Consortium Supervisory Board	Citizenship	Business Experience during the Past Five Years / Business Address(es)

Member of the Consultative Committee of A1 Group, investment company, Krasnopresnenskaya Embankment 12, WDC-2, Entrance 7, Floor 13, 123610 Moscow, Russia, from January 2000 to present.

Member of the Consultative Committee of Rosvodokanal Group, water-supply and wastewater disposal operator, 2nd Zvenigorodskaya Street 13, Bldg. 15, 123022 Moscow, Russia, from November 2008 to present.

Member of the Audit Committee of OJSC VimpelCom, mobile telecommunications company, Krasnoproletarskaya Street 4, Bldg. 2, 127006 Moscow, Russia, from May 2002 to present.

Andrey Zemnitsky Member	Russia

President of Investment Company A1 LLC, investment company, 12 Krasnopresnenskaya Nab., International Trade Center 2, Entrance 7, 123610 Moscow, Russia, from July 2009 to present.

Vice President, LLC ALTIMO, investment company, Novy Arbat 21, GSP-2, 119992 Moscow, Russia, from August 2005 to June 2009.

To the best of Alfa Group Consortium’s knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.